ORIGINOIL, INC.
5645 West Adams Blvd,
Los Angeles, CA 90016

September 1, 2011
VIA EDGAR
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:  Pamela Long

Re:	OriginOil, Inc. Registration Statement on Form S-1 Filed July 27, 2011 File No. 333-175815

Dear Ms. Long:

We are responding to comments contained in the Staff letter, dated August 16, 2011, addressed to Mr. T. Riggs Eckelberry, the Company’s Chief Executive Officer (the “Comment Letter”), with respect to the Registration Statement on Form S-1 (the “Registration Statement”) of OriginOil, Inc. (the “Company”) filed on July 27, 2011. This letter constitutes supplemental correspondence on behalf of the Company, related to the Registration Statement, and filed together herewith the Company’s Amendment No. 1 to the Registration Statement (the “Amendment”).

The purposes of the Amendment are (i) to provide certain supplemental disclosure in response to the Comment Letter, (ii) to include in the Registration Statement and the included prospectus the unaudited financial information of the Company for the reporting period ended June 30, 2011, which information was contained in the Company’s Form 10-Q filed with the SEC on August 15, 2011, and (iii) to update the disclosure to reflect developments since the date the Registration Statement was first filed.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Prospectus Summary, page 4

The Offering, page 5

1.
In the first paragraph in this sub-section, please disclose that you issued warrants to purchase a further 39,218 shares to the placement agent and its affiliates. In the eighth paragraph, please clarify that you issued warrants to purchase 29,413 shares to Rodman & Renshaw LLC and 9,805 shares to affiliates of Rodman & Renshaw LLC.  In the table immediately following the eighth paragraph, please add a footnote to the row "Number of shares that may be issued upon exercise of warrants" to disclose that 39,218 of these shares underlie warrants you issued to the placement agent and its affiliates.

Response:

The sub-section entitled “The Offering” has been revised accordingly to include the disclosures with respect to the placement agent warrants issued to Rodman & Renshaw LLC and its affiliates.

Selling stockholders, page 14

2.
Please identify the natural persons who have voting and/or dispositive authority over the common stock offered for resale by Brio Capital LP and GCA Strategic Investment Fund Limited. Please refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations available on our website.

Response:

The table in the sub-section entitled “Selling Stockholder” has been revised to identify the natural persons who have voting and/or dispositive power over the common stock offered for resale by Brio Capital LP and GCA Strategic Investment Fund Limited.

3.
Other than Rodman & Renshaw, LLC and its named affiliates, which you have indicated received their securities as compensation for placement agent services, please disclose whether any selling stockholder is a broker-dealer or an affiliate of a broker dealer. If any selling stockholder is a broker-dealer, please state that it is an underwriter with respect to the shares that it is offering for resale. If any selling stockholder is an affiliate of a registered broker-dealer, please add to your existing disclosure that such selling stockholder purchased in the ordinary course of business. If any selling stockholder that is an affiliate or a broker-dealer is unable to make this additional representation, please state that it is an underwriter.

Response:

Other than Rodman & Renshaw, LLC and its named affiliates, none of the selling stockholders are a broker-dealer or an affiliate of a broker-dealer. The disclosures have been revised accordingly.

Item 16. Exhibits, pane II-3

4.	Please file counsel's opinion as soon as possible. Please note that we may have comments on the opinion once you file it and we will need adequate time to review it.

Response:

The counsel’s opinion is included as Exhibit 5.1.

Item 17. Undertakings. page II-4

5.	Please remove as inapplicable the undertakings set forth in paragraphs 4, 5(i), and 6.

Response:

The undertakings set forth in paragraphs 4, 5(i), and 6 are removed.

The Company acknowledges that that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ T. Riggs Eckelberry
T. Riggs Eckelberry Chief Executive Officer

cc:	Gary Emmanuel, Esq. Sichenzia Ross Friedman Ference LLP (via E-mail)